Exhibit 4.3
TopSpin Medical, Inc.
(“The Company”)
*
CERTIFICATE No. 1
For 25,000,000 warrants (Series 2), registered in the name of the Registration Company of Bank Hapoalim Ltd.
1.	This Certificate witnesseth that pursuant to the provisions of the Trust Deed of November 21, 2006, drafted and signed between the Company on the one hand and Hermetic Trust (1975) Ltd. as trustee, on the other hand (hereinafter: “trust deed”), whereby the Company shall issue bonds (Series A) (“the bonds”, or “the bonds (Series A)”), where this warrant constitutes an appendix to and an integral part of them, the Company hereby grants to the holder of bonds issued pursuant to the trust deed, a quantity of up to 25,000,000 registered warrants (series 2), unlisted, for the purchase of up to 25,000,000 ordinary shares of US$ 0.001 par value each of the Company (“warrants (Series 2)”) so that every allocation of 2 bonds shall entitle the above holder to obtain from the Company, free of any charge, 1 (one) warrant (Series 2), wherein each warrant (Series 2) entitles the said holder to acquire one (1) ordinary share of US$ 0.001 par value each of the Company. It is stipulated for the sake of clarity that the entitledness to obtaining warrants (Series 2) as aforesaid is confined to the bonds (Series A) allocated for the private placement, to the exclusion of any bonds (Series A) issued in future, if at all.

2.	Every warrant (Series 2) shall entitle its holder to acquire in return for the exercise price indicated in the supplement to this warrant, (hereinafter: “the warrant (Series 2) overleaf conditions”) from the Company free of charge one ordinary share of the Company of US$ 0.001 par value each (hereinafter: “ the exercise share”), on any business day except the 12th through 16th days of every month, during a period starting on the day of the listing for trading at the stock exchange of the warrants (Series 2) and ending on May 31, 2009 at a cash exercise price of NIS 0.84, linked to the index.
     3. The exercise rate between the warrant (Series 2) for the exercise share (1:1) and the exercise price shall be subject to adjustments as stipulated in the warrant (Series 2) overleaf conditions.
     4. The warrants (Series 2) shall only be listed for reading on the stock exchange subject to the provisions of the warrant (Series 2) overleaf conditions.
     5. It is stipulated that no exercise of warrants (Series 2) can take place pending the listing of the warrants (Series 2) for trading on the stock exchange.
     6. This warrant (Series 2) is issued pursuant to and in accordance with the warrant overleaf conditions.
Signed on November 21, 2006

/s/ Erez Golan /s/ Eyal Kolka

Top Spin Medical, Inc.
TRANSFER OF THIS SECURITY DIRECTLY OR INDIRECTLY, WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS IS PROHIBITED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) RULE 901 THROUGH RULE 905, AND PRELIMINARY NOTES), PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

TopSpin Medical, Inc. (“the Company”)
Overleaf Conditions
1.	Definitions

The following definitions shall apply to terms used in this Warrant (Series 2):

“Bonds” or “Bonds (Series A)”

As defined in the trust deed.

“Special Resolution”

A resolution passed (a) at a general meeting of the holders of warrants (Series 2) at a majority of at least 75% of the votes participating in the vote.

Private Placement Date

November 23, 2006

Business Day

Any day on which the majority of banks in Israel are open for transactions.

Commerce Day

A day on which transactions are conducted on the stock exchange.

Exercise date or Exercise day

As defined in art 3.1 hereinbelow.

“The Bond Holders”

The bond holders (Series A)

“The Warrant Holders”

The persons whose names appear at the relevant time in the register of warrant (Series 2) holders, and in the event of a number of joint holders, the joint holder whose name appears first in the register.

Register

The register of warrant (Series 2) holders as indicated in art. 10 below.

Trust Deed

The trust deed of November 21, 2006, whereby the Company is to issue bonds (Series A) to the investors.

The Stock Exchange

The Tel-Aviv Stock Exchange Ltd.

The Company Law

The Israeli Company Law, 1999
2.	General
2.1	Pursuant to the provisions of the trust deed of November 21, 2006, whereby the Company shall issue the bonds to which this warrant (Series 2) is a supplement and an integral part thereof, the Company hereby issues to the holders of bonds issued pursuant to the trust deed a quantity of up to 25,000,000 warrants (Series 2), registered but unlisted for trading, for the purchase of up to 25,000,000 ordinary shares of $ 0.001 par value each in the Company (“the Series 2 Warrants”), so that every bond holder holding NIS 2 par value of bonds (Series A) shall be entitled to obtain from the Company free of charge one (1) warrant (Series 2), wherein each warrant (Series 2) entitles to the purchase of one (1) ordinary share of $ 0.001 par value of the Company against payment of the exercise price defined hereinbelow.

2.2	Every warrant (Series 2) shall entitle its holder to acquire, in return for the exercise price specified hereinbelow, to acquire one ordinary share of the Company of $ 0.001 par value (“the exercise price”) on any commerce day except the 12th through 16th day of each month, in the period starting on the day of listing of the warrants (Series 2) for trading on the stock exchange till May 31, 2009 (“the exercise period”), at an exercise price in cash of NIS 0.84 linked to the index (“the exercise price”). In the event of the deadline for exercise of the warrants falling on a non-commerce day, the said deadline shall be deferred to the next commerce day.

2.3	The exercise ratio between the warrant (Series 2) and the exercise share (1:1) and the exercise price shall be subject to adjustments as stipulated in art. 4 hereinbelow.

2.4	The Company may at any time allocate additional warrants (Series 2) without restriction, at its sole discretion, without having to seek approval by the warrant (Seriues 2) holders. The status of the additional warrants (Series 2) from the moment of their issue shall be the same as that of the offered warrants (Series 2). The offered warrants (Series 2) and the additional warrants (Series 2) (from the time of issue) shall constitute a single series to all intents and purposes.

2.5	Moreover, the Company may allocate warrants of a different class or other securities, with or without inherent rights to the purchase of shares of the Company, on such terms regarding redemption, interest, linkage differential, repayment rank in case of liquidation and other conditions as the Company may deem fit, regardless of whether superior, equal or inferior to the terms of the warrants (Series 2), the Company being under no obligation to seek any approval from the warrant holders (Series 2).

2.6	Listing for Trade on the Stock Exchange

The warrants (Series 2) are not listed for trading on the stock exchange. The Company hereby serves notice that it shall make its best efforts and that it intends to apply all the necessary measures and pass all the necessary resolutions under law in order to publish a prospectus of the Company not later than six months from the private placement date, on the basis of which the warrants (Series 2) and the bonds (Series A) shall be listed for trading on the stock exchange.

If the prospectus is not published as stated in this art. 2.6, the bonds (Series A) shall be subjected to anticipated repayment pursuant to art. 2,8 of the trust deed. The warrants shall expire and become null and void automatically at the time of such anticipated repayment, whereupon they shall confer no rights whatsoever to their holders.

A condition precedent to the obligation of the Company to act for publication of a prospectus envisaging the listing of the warrants (Series 2) for trading on the stock exchange as aforesaid is that every warrant holder shall provide the Company with such information as shall be reasonably required by the Company for listing the warrants (Series 2), with regard to the said holder individually and the warrants (Series 2) held, everything as required under law, including the US SEC.

The private placement is taking place in Israel only, not in the USA or to a US person as defined in Regulation S, issued under the United States Securities Act of 1933 (“Securities Act”). Every buyer of the securities offered under the private placement has declared that he is not a US person, is not buying the securities offered under the private placement for any US person and/or person located in the United States; that he was not staying in the United States when filing an application for buying the securities offered under the private placement, and that he is not buying the securities offered under the private placement with an intent to engage in “distribution” in the United States (according to the definition of this term as given in the US security laws).

No person is empowered to act for the sale of the securities offered under the private placement in the United States.

The warrants (Series 2) are not registered pursuant to the

US Securities Act, and the purchasers of warrants (Series 2) are banned from offering and/or selling them in the USA or to US persons unless registered under the Securities Act or unless there is an exemption from the registration requirements under the Securities Act. The Company does not undertake to list the warrants (Series 2) for trading under the Securities Act.

2.7	Subject to any other provision of this warrant and any law, the Company and/or a subsidiary of the Company and/or another corporation controlled by the Company (“the acquiring corporation”) shall be entitled at any time to buy warrants (Series 2) from this issue at their sole discretion at such price as they deem fit.

2.8	The warrants (Series 2) to be held as aforesaid by the acquiring corporation shall constitute an asset of the acquiring corporation (and subject to the foregoing in this article, the acquiring corporation may perform any operation in connection with the warrants (Series 2), including sale thereof, from time to time, and if the warrants (Series 2) are listed for trading on the stock exchange they shall not be stricken off the trading on the stock exchange. everything subject to the provisions of any law.

2.9	Immediately after the date of the private placement, the Company shall act for registering the warrants (Series 2) in the name of a registration company of one of the banks in Israel and shall enter then as a non-registered paper at the stock exchange clearing house that shall provide clearing services for the warrants (Series 2), subject to the proper permits from the Securities Authority and/or the stock exchange and/or the stock exchange clearing house and/or any other authority for the purpose of making the registration at the stock exchange clearing house. It is stipulated that as long as the warrants (Series 2) remain registered as a non-registered paper there shall be no transfers of warrants except with approval by the Company and strictly after the transferee shall have provided the Company with the details required for listing the warrants (Series 2) for trading as provided in art. 2.6 above, as well as Form IRS W-8BEN, everything subject to the foregoing art. 2.6 .
2.10	Linkage Conditions of the Exercise Price

Definitions

“Consumer Price Index” or “Index”

The price index known as the “consumer price index” including fruits and vegetables, as published by the Central Bureau of Statistics in Israel, including the said index if published by any other official body or institution superseding the Central Bureau of Statistics, also including any official index superseding them, regardless of whether based on the existing index or not. In the event of it being superseded by any other index published by such body or institution and the said body or institution not having established the ratio between it and the superseded index, the said ratio shall be determined by the Central Bureau of Statistics, and if no such ratio is established the board of the Company shall, in consultation with economic experts appointed by it, shall determine the ratio between the other index and the superseded one.

“The Known Index” – the last known index.

“The Basic Index” — the index due to October 2006 as published on November 15, 2006.

“The exercise index” — the index known at the time of exercise of the warrant.

The exercise price shall be linked to the consumer price index as follows. If it shall have become evident at the time of exercise that the exercise index has risen in relation to the basic index, the exercise price shall be increased in proportion to the change of the exercise index in relation to the basic index; and in the event that at the time of exercise the exercise index shall have decreased in relation to the basic index, the exercise index shall equal the basic index.
3.	Exercise of the Warrants (Series 2)
3.1	Subject to completion of the listing of the warrants (Series 2) for trading, every warrant (Series 2) holder desiring to exercise his right to buy exercise shares by virtue of the warrants (Series 2) held by him shall do so during the exercise period by way of submitting an exercise notice to the Company on a form to be established by the Company to this effect, at the registered office of the Company, and in the event of an applicant not entered in the register of option holders (non-registered applicant) – to a stock exchange member through which he holds the warrants, payment of the exercise price in cash, and return of the allocation letter, as proof of his eligibility for the exercise. Once sent the exercise notice may not be cancelled or modified. The person applying for exercise shall, whenever required by the Company to do so, sign any documents necessary under the provisions of any law for granting the exercise shares.

The exercise day or exercise time shall be the day on which an exercise notice is delivered to the Company in the event of a registered applicant, and in case of submission of an exercise notice through a stock exchange member by a non-registered applicant – the day of receipt at the stock exchange clearing house of the exercise notice for the warrant (Series 2) that meets all of the above requirements. To this effect, an exercise notice received after 12:00 hrs shall be deemed to have been received before 12:00 hrs on the following commerce day.

The applicant shall, whenever required to do so by the Company or the registration company, sign any additional document as shall be necessary under the provisions of any law or the incorporation documents of the Company for validating the allocation of the exercise shares.

In the event of the applicant having failed to comply with all the conditions for exercise of the warrant (Series 2), the exercise notice shall be deemed to be null and void, and the warrants (Series 2) allocation letters and the money attach ed to the exercise notice shall be returned to the applicant within two(2) business days from the Company’s ruling that the said notice is null and void.

An exercise notice may not be cancelled or amended. No right shall be granted to exercise any fractional warrant (Series 2); however, an allocation letter for an warrant (Series 2) may be split or transferred as provided in articles 6 and 7 of this warrant.

In the event of the deadline for exercise of warrants (Series 2) falling on a non-commerce day, it shall be extended to the next commerce day.

3.2	Stock Exchange Clearing House Regulations on the Timetable for Exercise of Warrants

The warrants shall be registered as non-registered paper and after their listing on the stock exchange, their exercise shall be subject to the following stock exchange clearing house regulations, subject to the foregoing provisions. The stock exchange clearing house regulations stipulate as follows.
a.	Exercise notices received by 12:00 hrs at the office of a stock exchange member shall be handed over by the said member to the stock exchange clearing house not later than 12:00 hrs on the following commerce day.

b.	On receipt of an exercise note from a stock exchange member by 12:00 hrs, the stock exchange clearing house shall debit the said stock exchange member with its money equivalent and shall accordingly credit the registration company not later than 12:00 hrs on the following commerce day after receiving the said notice.

c.	On receiving a credit note pursuant to the foregoing sub-article (b) by 12:00 hrs, the registration company shall transfer the exercise notice to the registered office of the Company not later than 12:00 hrs on the following commerce day.

d.	Any of the aforementioned notices received after 12:00 hrs on a commerce day shall be deemed to have been received before 12:00 hrs on the following commerce day.
Notwithstanding the foregoing, on the exercise deadline – and if the latter is not a commerce day, then on the following commerce day –

the stock exchange clearing house members shall submit to the stock exchange clearing house the final exercise applications by 09:00 hrs. The exercise shall take place on the same day. A clearing house member who has failed to submit an application by the said time shall be deemed by the clearing house to have failed to exercise his right, whereupon the warrant shall expire and become null and void.
4.	Adjustments and Participation in the Issue of Rights, Bonus Shares, and Distribution of Dividend.
4.1	The following provisions shall apply to the warrants (Series 2) from the day of the private placement to the end of the exercise period in any case of issue of bonus shares.
4.1.1	In the event of the Company distributing bonus shares the date of record for the distribution of which is prior to the exercise day, the exercise shares to which the warrant (Series 2) holder is entitled on exercise of the warrants (Series 2) and the payment of the exercise price shall be joined by ordinary shares of the Company for every warrant (Series 2) in the number to which he would have been entitled as bonus shares if he had exercised the warrant (Series 2) prior to the day of record for the right to obtain bonus shares.

The exercise price of all warrants (Series 2) shall remain unchanged as a result of the addition of shares as aforesaid, on the condition that the exercise price shall not be less than the nominal value of the exercise shares and the shares to be so added. The provisions with regard to the exercise shares shall apply also to the shares to be added to the exercise shares, subject to any necessary changes. In the event of adjustments pursuant to this sub-article, the applicant shall not be entitled to obtain any fractional share, and the provisions of article 5 hereinbelow shall apply. This adjustment method is not subject to change.

4.1.2	In the event of the shareholders of the Company being offered – by way of rights – rights to the purchase of any securities whatsoever, the number of shares arising from the exercise of the warrants shall be adjusted to the bonus component of the rights as evident in the ratio between the share price on the stock exchange on the day of record and the “X Rights” basic rate. In case of adjustment pursuant to this sub-article, the applicant shall not be entitled to obtain any fractional share and the provisions of article 5 hereinbelow shall apply. This adjustment method is not subject to any change.

The number of exercise shares due to an warrant (Series 2) holder shall only be adjusted in case of distribution of bonus shares and rights but not in the event of any other issues, including an issue to interested parties.

4.1.3	If the Company pays dividend to its shareholders, immediately after the date of record for the right to obtain cash dividend the exercise price of the outstanding warrants (Series 2) shall be adjusted by multiplication by the ratio between the basic “ex Dividend” rate and the closing rate established at the stock exchange for the Company shares on the day of record for eligibility for dividend. The Company shall announce by an immediate report and an announcement to the stock exchange clearing house the adjusted exercise price not later than the day on which trading with the “ex dividend” shares begins.
5.	Allocation of Exercise Shares
5.1.1	The Company shall proceed as follows with regard to the allocation of exercise shares. On the first business day after the exercise day the Company shall, by means of share certificates for applicants directly holding warrants (Series 2) and for the registration company for holders of warrants (Series 2) through the registration company, allocate the exercise shares due to them and after approval of the listing of the exercise shares on the stock exchange, the Company shall immediately approach the stock exchange with an application for causing the listing of the exercise shares as speedily as possible thereafter.

5.1.2	Whenever required to do so, the applicant shall such additional document as may be required under the provisions of any law and the Company guidelines for validating the allocation of the exercise shares. On submission of the application for exercise of the warrants (Series 2), every applicant shall declare in writing that he is not exercising the warrants (Series 2) for any US person and/or person in the US.

5.1.3	The applicant shall not be entitled to obtain fractional exercise shares. Any remaining surpluses of exercise shares shall be sold by the trustee to be appointed by the Company for this purpose at the stock exchange within a period of one month from the allocation date, and the net proceeds, after deduction of the sale expenses and the relative exercise price, and after deduction of other commissions and compulsory payments, if any, shall be paid to the entitled person within fourteen (14) days from the sale date. The Company shall not send checks to the entitled persons for amounts of less than NIS 50; these can be collected at the Company office.

5.1.4	Immediately after the exercise date, the exercise shares shall be equal in every way to the ordinary shares of the equity of the Company and shall entitle their owners to the full amount of dividend in cash or bonus shares, as well as to every other distribution for which the date of record is from the exercise date onward.
6.	Transfers

The allocation letters for warrants (Series 2) are transferable subject to submission of appropriate transfer deeds to the Company. The transfer deeds shall be of the same format as share transfer deeds. The Company shall keep in its registered office a register containing a list of the holders of warrants (Series 2) registered in the Company.

The articles of association of the Company with regard to the transfer of wholly paid up shares shall apply, mutatis mutandis, to the transfer of warrant (Series 2) allocation letters. It is stipulated that as long as the warrants (Series 2) remain as entered in the non-registered category, any transfer thereof is subject to approval by the Company, on the condition that the transferee shall have submitted to the Company the necessary details as required for the listing of the option warrants (Series 2) for trading, as provided in art. 2.6 hereinabove and in Form W-8BEN, everything subject to the foregoing art. 2.9.

7.	Splitting of Allocation Letters

Any allocation letter on warrant (Series 2) may be split into a number of allocation letters where the sum total of warrants (Series 2) covered by them equals the number of warrants (Series 2) included in the allocation letter whose split is requested. The splitting shall take place on the basis of a splitting application signed by the registered holder of the respective allocation letter, or his legal representatives, and it shall be submitted to the Company at its registered office together with the allocation letter whose splitting is requested. All expenses involved in the splitting, including stamp tax and other mandatory payments, if any, shall be paid by the applicant.

8.	Notices

Unless expressly provided otherwise in the warrants (Series 2) and except in the cases where this warrant (Series 2) stipulates otherwise, notices by the Company to the holders of warrants (Series 2) shall be made in one of the following ways at the discretion of the Company:

8.1	By sending a notice by registered mail to the latest address of the holder of the warrant (Series 2) as entered in the register; and any notice so mailed shall be deemed to have been delivered to the warrant (Series 2) holder within three business days from being so mailed. This alternative is only applicable to warrant (Series 2) holders entered personally in the register, i.e. not by means of the nominee company; or

8.2	By an advertisement inserted in two large-distribution Hebrew daily newspapers. A notice so published shall be deemed to have been delivered on the day of its publication.
9.	Waivers, Settlements, Changes of the Warrant (Series 2)

The Company may, by way of a special resolution by a separate general meeting of the holders of warrants (Series 2) and in accordance with a resolution by the shareholders of the Company (passed with an ordinary majority), enter into settlements with the warrant (Series 2) holders with regard to any right or claim on their part and/or introduce any amendment, modification or settlement regarding their rights or any other provision contained in the warrant (Series 2).

Notwithstanding the foregoing, the stock exchange regulations rule out any change of the terms of the warrants (Series 2) with regard to the exercise price, the exercise period, the linkage conditions and the means established in art. 4 of this warrant, except a change of the exercise period and/or the exercise price of the warrants in the course of a settlement or composition pursuant to art. 350 of the Company Law. All the provisions of the articles of incorporation of the Company with regard to general meetings of the company shall be regarded as referring to to separate general meetings of warrant (Series 2) holders as if the warrants (Series 2) constitute a class of shares in the share capital of the Company; however, the quorum at a meeting of the holders of warrants (Series 2) shall be at least two (2) warrant (Series 2) holders attending in person or by proxy, holding one third or more of the existing warrants (Series 2). In the absence of quorum at a deferred meeting held after notifying the warrant (Series 2) holders of the holding of the deferred meeting, where it is stated that at least two (2) of the warrant

(Series 2) holders who are attending in person or are represented by proxy shall constitute quorum, two (2) warrant (Series 2) holders attending in person or by proxy shall constitute quorum at the deferred meeting as aforesaid. Voting at general meetings of the warrants (2) shall be by ballot only, every warrant entitling to one vote. In this context there shall be no distinction between persons who are interested parties in the Company and those who are not. It is stipulated that the quorum for the purpose of holding the general meetings of the warrant (Series 2) holders for passing a special resolution and in the count of votes for such special resolution shall not include the votes of warrant (Series 2) holders who are holders of controlling interest in the Company, companies controlled by holders of controlling interest in the Company or companies related to the Company according to the definitions of these terms in the Securities Law, except those of the foregoing who are investors belonging to the investors named in the First Supplement to the Securities Law (concerning art. 15(a)(b)(1) of the Securities Law), who is not an investor for himself, his vote will be counted.

The following procedure shall apply to all cases of convening a general meeting of warrant (Series 2) holders with regard to unregistered holders:

Voting at meetings of warrant (Series 2) holders of the Company, pending the issuance of detailed instructions and/or arrangements in regulations of the stock exchange clearing house with regard to voting at meetings of companies incorporated outside Israel and issued at the Tel-Aviv Stock Exchange Ltd.:

Warrant holders holding an warrant (Series 2) with a stock exchange member on the date of record, the said warrant being included among the warrants (Series 2) registered in the name of the Registration Company of Bank Hapoalim Ltd. (“registration company”) who desire to vote at a general meeting shall approach the stock exchange member with whom their right to warrant (Series 2) is registered and request that the stock exchange member act through the stock exchange clearing house for obtaining a power of attorney from the registration company in his name or in the name of an authorized person on his behalf.

An warrant (Series 2) holder with an warrant (Series 2) in his name held by a stock exchange member on the date of record may only participate in and vote at the meeting by presenting such a power of attorney, and he may not prove his ownership or take part in the vote by presenting a proof of ownership (as defined in the Company Law) from a stock exchange member on his holdings of warrant (Series 2) on the date of record.

The registration company shall approach the stock exchange clearing house with a request to certify that the approvals of the applications for power of attorney handed over to it as aforesaid, according to a list of the requested quantity with every clearing house member, were held on the date of record for the meeting by the clearing house member as indicated on the list. After receipt of the said certification by the clearing house, the registration company shall provide the warrant (Series 2) holders with a power of attorney according to the respective applications, whereby the registration company empowers every one of the unregistered warrant (Series 2) holders to vote at a general meeting at his sole discretion with regard to the totality of warrants (Series 2) held by such holder, and also to note that every one of them is entitled to deliver to the Company, not later than the time of the meeting, a proxy on its behalf, empowering another person to vote on his behalf.

In the event of issue of detailed guidelines and/or instructions as part of the stock exchange clearing house regulations with regard to voting at meetings of companies incorporated outside Israel and issuing on the Tel-Aviv stock exchange Ltd., the said guidelines and/or instructions shall apply subject to adjustment to the laws of the State of Israel.

Voting by proxy and/or appointment letter does not contradict the provisions of US law with regard to voting at meetings.

10.	Register of Warrant (Series 2) Holders
10.1	The Company shall manage in its registered office or shall cause others to do so, a separate register of warrant (Series 2) holders, where the Company shall indicate the names and addresses of the warrant (Series 2) holders and the number of warrants (Series 2) held by them. All ownership transfers with regard to the warrants (Series 2) shall also be entered in the register. The warrant (Series 2) holders shall be entitled to inspect the register at any reasonable time subject to prior appointment with the Company.

10.2	The Company is under no obligation to enter in the register any notice of express, implied or assumed trusteeship, or any mortgage or lien, or any equitable right, claim, offsetting or any other right in connection with the warrants (Series 2). The Company shall only recognize the ownership of the person whose name appears on the warrants (Series 2) on the condition that his legal inheritors, the administrators of the estate or the executors of the will of the entered person and any person entitled to the warrants (Series 2) following bankruptcy (and in case of a corporation – liquidation or winding up) of any registered owner shall be entitled to be registered as their owner after submitting proof that in the opinion of the Company managers is sufficient to demonstrate his right to be registered as the owner of the said warrants (Series 2).

10.3	The Company may close the register from time to time for a period or periods not exceeding an aggregate of thirty days annually.
11.	General Provisions
11.1	The warrant (Series 2) holders hereby acknowledge on receiving this warrant (Series 2) that pursuant to the Securities Law, 1968, and art. 5 of the Securities Regulations (Details Concerning Articles 15a through 15c of the Law), 2000, there exist restrictions on the resale of warrants (Series 2) of the exercise shares until the date of their listing at the stock exchange, and on receiving the warrants (Series 2) they undertake to comply with all of these restrictions as stipulated by law.

11.2	Meetings of the warrant (Series 2) holders shall be held as stated in the Third Supplement enclosed with the trust deed, mutatis mutandis.

11.3	The competent courts of Tel-Aviv Jaffa shall have sole jurisdiction with regard to the warrant (Series 2).